                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


     (Mark One)

     /X/ Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 1996

                                       OR

     / / Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

     For the transition period from __________________ to
______________________


     Commission file number 1-8993

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    SOURCE ONE MORTGAGE SERVICES CORPORATION
                EMPLOYEE STOCK OWNERSHIP AND 401(k) SAVINGS PLAN
         27555 FARMINGTON ROAD,  FARMINGTON HILLS, MICHIGAN  48334-3357
                                (248)  488-7000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                              80 South Main Street
                       Hanover, New Hampshire  03755-2053
                                (603)  643-1567

                                EXPLANATORY NOTE

        This Annual Report on Form 11-K is being filed pursuant to Section 15
(d) of the Securities Exchange Act of 1934 with respect to Source One Mortgage Services Corporation Employee Stock Ownership and 401(k) Savings Plan so that it may be incorporated by reference into the Registration Statement on Form S-8 which Fund American Enterprises Holdings, Inc. filed on September 30, 1996 with respect to shares of Common Stock, $1.00 par value per share, of Fund American Enterprises Holdings, Inc. issuable under the Plan.


                               INFORMATION FILED

     The following financial statements and exhibit are filed with, and included in, this Report:

  A. Financial statements for the Plan consisting of:

     1. Report of Independent Auditors

     2. Statements of Assets Available for Benefits as of December 31, 1996 and 1995

     3. Statements of Changes in Assets Available for Benefits for the years ended December 31, 1996 and 1995

     4. Notes to Financial Statements

     5. Schedule of Assets held for Investment Purposes

     6. Schedule of Reportable Transactions

  B. Exhibit:

     23. Consent of Ernst & Young LLP

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Source One Mortgage Services Corporation
                                       Employee Stock Ownership and 401(k)
                                       Savings Plan





Date:     June 27, 1997                By /s/ Greg Ghilardi
                                          ---------------------------------
                                          Greg Ghilardi
                                          Vice President-Human Resources
                                          Source One Mortgage Services
                                          Corporation

                          [ERNST & YOUNG LETTERHEAD]

                         Report of Independent Auditors

The Board of Directors
Source One Mortgage Services Corporation

We have audited the accompanying statements of assets available for benefits of the Source One Mortgage Services Corporation Employee Stock Ownership and 401(k) Savings Plan (the "Plan") as of December 31, 1996 and 1995 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                            /s/ Ernst & Young LLP



April 11, 1997

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                   Statement of Assets Available for Benefits

                               December 31, 1996







                                                                GLOBAL    CORPORATE
                                               INSTITUTIONAL  ALLOCATION    BOND     CAPITAL
                                                  FUND          FUND        FUND      FUND
                                               -------------  ----------  ---------  -------

Assets
Investments at fair value (Note 4)
 Merrill Lynch Trust Company Funds:
  Institutional Fund                             $14,900
  Global Allocation Fund                                      $ 93,554
  Corporate Bond Fund                                                      $13,734
  Capital Fund                                                                          $63,817
 AIM Family of Funds:
  AIM Constellation Fund
  AIM Value Fund
 Fund American Enterprises Holdings, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Total investments                                14,900         93,554      13,734      63,817
Receivables:
 Company contributions (Note 3)
 Participants' contributions                      2,110         15,475       2,110      10,551
 Accrued income                                       1              4           1           3
------------------------------------------------------------------------------------------------------------------------------------
Total receivables                                 2,111         15,479       2,111      10,554
------------------------------------------------------------------------------------------------------------------------------------
Total assets available for benefits             $17,011       $109,033     $15,845     $74,371
====================================================================================================================================

                                                                                     FUND
                                                                                   AMERICAN
                                                          AIM           AIM      ENTERPRISES
                                                      CONSTELLATION    VALUE    HOLDINGS, INC.
                                                          FUND         FUND      COMMON STOCK     COMBINED
                                                      -------------  ---------  --------------  ------------

Assets
Investments at fair value (Note 4)
 Merrill Lynch Trust Company Funds:
  Institutional Fund                                                                              $   14,900
  Global Allocation Fund                                                                              93,554
  Corporate Bond Fund                                                                                 13,734
  Capital Fund                                                                                        63,817
 AIM Family of Funds:
  AIM Constellation Fund                               $142,606                                      142,606
  AIM Value Fund                                                    $ 88,238                          88,238
 Fund American Enterprises Holdings, Inc.                                         $7,171,499       7,171,499
------------------------------------------------------------------------------------------------------------------------------------
Total investments                                       142,606       88,238       7,171,499       7,588,348
Receivables:
 Company contributions (Note 3)                                                    1,628,817       1,628,817
 Participants' contributions                             23,212       14,067           2,814          70,339
 Accrued income                                               5            4             313             331
------------------------------------------------------------------------------------------------------------------------------------
Total receivables                                        23,217       14,071       1,631,944       1,699,487
------------------------------------------------------------------------------------------------------------------------------------
Total assets available for benefits                    $165,823     $102,309      $8,803,443      $9,287,835
====================================================================================================================================


See accompanying notes.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                   Statement of Assets Available for Benefits

                               December 31, 1995




ASSETS
Investments, at fair value (Note 4):
  Fund American Enterprises Holdings, Inc.
    common stock                                 $5,022,492
  Collective funds                                   26,023
                                                 ----------
Total investments                                 5,048,515
Company contribution receivable (Note 3)            998,175
Accrued income                                          131
                                                 ----------
Total assets                                      6,046,821


LIABILITIES
Due to bank                                           2,762
                                                 ----------
Net assets available for benefits                $6,044,059
                                                 ==========

See accompanying notes.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

             Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 1996







                                                               GLOBAL       CORPORATE
                                             INSTITUTIONAL   ALLOCATION       BOND        CAPITAL
                                                 FUND           FUND          FUND         FUND
                                             -------------   -----------   ----------    ---------

Additions to assets attributed to:
 Investment income:
  Net realized and unrealized
   appreciation (depreciation) in fair
   value of investments                       $     -         $ (4,010)     $  (132)      $(1,677)
  Interest income                                    -                -            -             -
  Dividend income                                   52            4,525           59         1,800
                                          -----------       ----------    ---------      --------
                                                   52              515          (73)          123
 Contributions:
  Participant contributions                    16,959          108,518       15,918        74,248
  Company contributions                             -                -            -             -
                                          -----------       ----------    ---------      --------
                                               16,959          108,518       15,918        74,248
                                          -----------       ----------    ---------      --------
Total additions                                17,011          109,033       15,845        74,371
Deductions from net assets attributed to
 benefits paid to participants                      -                -            -             -
                                          -----------       ----------    ---------      --------
Net increase                                   17,011          109,033       15,845        74,371
Assets available for benefits at
 beginning of year                                  -                -            -             -
                                          -----------       ----------    ---------      --------
Assets available for benefits at
 end of year                                  $17,011         $109,033      $15,845       $74,371
                                          ===========       ==========    =========      ========



                                                                             FUND
                                                                          AMERICAN
                                                AIM           AIM       ENTERPRISES
                                           CONSTELLATION     VALUE     HOLDINGS, INC.
                                               FUND          FUND       COMMON STOCK    COMBINED
                                           -------------  -----------  --------------  -----------

Additions to assets attributed to:
 Investment income:
  Net realized and unrealized
   appreciation (depreciation) in fair
   value of investments                    $ (4,625)      $(1,994)      $1,619,335       $1,606,897
  Interest income                                 -             -            5,896            5,896
  Dividend income                             3,301         2,940           59,594           72,271
                                           --------      --------       ----------       ----------
                                             (1,324)          946        1,684,825        1,685,064
 Contributions:
  Participant contributions                  167,147       101,363           18,031          502,184
  Company contributions                           -             -        1,628,817        1,628,817
                                          ---------     ---------      -----------       ----------
                                            167,147       101,363        1,646,848        2,131,001
                                          ---------     ---------      -----------       ----------
Total additions                             165,823       102,309        3,331,673        3,816,065
Deductions from net assets attributed to
 benefits paid to participants                    -             -         (572,289)        (572,289)
                                          ---------     ---------      -----------       ----------
Net increase                                165,823       102,309        2,759,384        3,243,776
Assets available for benefits at
 beginning of year                                -             -        6,044,059        6,044,059
                                          ---------     ---------      -----------       ----------
Assets available for benefits at
 end of year                               $165,823      $102,309       $8,803,443       $9,287,835
                                          =========     =========      ===========       ==========

See accompanying notes.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

             Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 1995




Additions to assets attributed to:
 Investment income:
  Net realized and unrealized appreciation
   in fair value of stock                                 $  105,549
  Interest income                                              2,506
  Stock dividend income--Fund American Enterprises
   Holdings, Inc.                                             13,969
                                                         -----------
                                                             122,024
 Stock contributions from Source One
  Mortgage Services Corporation (Note 3)                     998,175
                                                         -----------
 Total additions                                           1,120,199
 Deductions from net assets attributed to
  benefits paid to participants                              732,317
                                                         -----------
Net increase                                                 387,882
Assets available for benefits at beginning of year         5,656,177
                                                         -----------
Assets available for benefits at end of year              $6,044,059
                                                         ===========

See accompanying notes.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1996



1.   SIGNIFICANT ACCOUNTING POLICIES

The Source One Mortgage Services Corporation Employee Stock Ownership and 401(k) Savings Plan ("Plan") was originally established as a profit-sharing plan designed to invest primarily in the stock of Fund American Enterprises Holdings, Inc. ("FAEH"). FAEH is a publicly held company. Source One Mortgage Services Corporation (the "Company" or "SOMSC") is an indirect wholly-owned subsidiary of FAEH. Effective October 1, 1996, the Plan was amended to add a 401(k) savings feature.

The fair values of the participation units owned by the Plan in the mutual funds are based on quoted market values on the last business day of the plan year. The fair value of the investment in FAEH stock is based on the last sales price on the last business day of the plan year. Realized gains and losses are computed based upon a weighted average cost basis.

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   DESCRIPTION OF THE PLAN

The Plan is a contributory defined contribution plan sponsored by the Company. All employer contributions are made to the Employee Stock Ownership portion of the Plan and all employee contributions are made to the 401(k) savings portion of the Plan. All administrative expenses associated with the Plan are paid by the Company.

Employees are eligible to participate in the Employee Stock Ownership portion of the Plan after completing one year of service. A year of service for purposes of determining whether an individual is eligible to participate in the Plan means the 12 consecutive month period following the date the individual starts work upon completion of 1,000 hours of service. Employees become eligible to participate in the Employee Stock Ownership portion of the Plan each year on either January 1st or July 1st.

Employees are eligible to participate in the 401(k) portion of the Plan generally upon the first day of the calendar quarter following the date of hire and attainment of age 18.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                   Notes to Financial Statements (continued)





2.   DESCRIPTION OF THE PLAN (CONTINUED)

Each eligible participant in the Employee Stock Ownership portion of the Plan has a FAEH stock account and a cash account. These accounts are adjusted each year for (1) an allocation of the FAEH's common stock contributed to the Plan, if any, and (2) any forfeitures of FAEH stock resulting from the termination of employment of other participants in the Plan before their accounts are fully vested and (3) interest and dividends. These allocations are based on a percentage of participant compensation, as defined. Participants are eligible for 100% of their account balance upon retirement after attaining age 65, becoming disabled, or to the employee's beneficiary in the case of death. Account balances are payable to the participants at termination, in accordance with the following vesting table:


                                            PERCENTAGE
                YEARS OF SERVICE             VESTING
                -----------------           ----------
                Less than 3                     0%
                3 but less than 4              30
                4 but less than 5              40
                5 but less than 6              60
                6 but less than 7              80
                7 years or more               100


Upon termination for any reason, participants in the Employee Stock Ownership portion of the Plan can elect to receive the vested portion of their accounts as either the cash proceeds from the sale of their stock by the trustee or the FAEH stock. Payments and distributions are made in accordance with Plan provisions.

Eligible participants in the 401(k) portion of the Plan may contribute between 1% and 14% of their total compensation, as defined, and are 100% vested in their account balance. Additionally, participants may elect several available options of investing and have the opportunity to change their elections daily. Upon termination of service, a participant whose account balance does not exceed $3,500 will receive a lump-sum amount equal to the value of his or her account. If employment terminates before a participant's 65th birthday and his or her account balance exceeds $3,500, the participant may defer payment plus any earnings on that balance until his or her 65th birthday in accordance with ERISA requirements.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                   Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

The Company reserves the right at any time to amend or terminate the Plan. Upon termination of the Plan, participant accounts, after the payment of any Plan termination expenses, would be valued as of the date of such termination and would be 100% vested.

Additional information about the Plan agreement and benefit provisions is contained in the Summary Plan Description.

3.   CONTRIBUTIONS

The Company normally contributes to the Plan each calendar year an amount determined at the discretion of the Company's Board of Directors, not exceeding certain limits imposed by the Internal Revenue Code (IRC). For the Plan years December 31, 1996 and 1995, the Board voted to contribute FAEH stock having a value equal to $1,628,817 and $998,175, respectively (approximately 5% and 3% of the sum of the individual participant's creditable compensation for the Plan years ended December 31, 1996 and 1995, respectively).

4.   INVESTMENTS

During 1996 and 1995, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value, as determined by quoted market price, as follows:

                                          NET
                                      UNREALIZED
                                     APPRECIATION        FAIR
                                    (DEPRECIATION)       VALUE
                                     IN FAIR VALUE       AT END
                                       DURING YEAR       OF YEAR
                                    -----------------  ------------
Year ended December 31, 1996:
Mutual funds                          $  (12,438)        $  416,849
Common stock                           1,619,335          7,171,499
                                ----------------       ------------
                                      $1,606,897         $7,588,348
                                ================       ============
Year ended December 31, 1995:
Collective funds                      $        -         $   26,023
Common stock                             105,549          5,022,492
                                ----------------       ------------
                                      $  105,549         $5,048,515
                                ================       ============

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                   Notes to Financial Statements (continued)





4.   INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets at either year-end are as follows:


                                             1996        1995
                                          ----------  ----------
Common stock:
Fund American Enterprises Holdings, Inc.  $7,171,499  $5,022,492

5.   INCOME TAX STATUS

The original Plan, prior to the amendment to add the 401(k) savings feature, received a favorable determination letter from the Internal Revenue Service dated July 29, 1992. The administrators of the Plan have requested, but have not received, a determination letter, stating that the amended Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code"). Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The administrators of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                Schedule of Assets Held for Investment Purposes

                               December 31, 1996



                              DESCRIPTION OF INVESTMENT INCLUDING
IDENTITY OF ISSUE, BORROWER,   MATURITY DATE, RATE OF INTEREST,                    CURRENT
  LESSOR OR SIMILAR PARTY      COLLATERAL, PAR OR MATURITY VALUE       COST         VALUE
----------------------------  -----------------------------------  ------------  ------------
Merrill Lynch Trust Company   Institutional Fund
                              14,900 units                           $   14,900    $   14,900
Merrill Lynch Trust Company   Global Allocation Fund
                              6,434 units                                97,564        93,554
Merrill Lynch Trust Company   Corporate Bond Fund
                              1,213 units                                13,866        13,734
Merrill Lynch Trust Company   Capital Fund
                              2,057 units                                65,494        63,817
AIM Family of Funds           AIM Constellation Fund
                              5,646 units                               147,230       142,606
AIM Family of Funds           AIM Value Fund
                              3,027 units                                90,232        88,238
Fund American Enterprises
Holdings, Inc.                Common Stock
                              74,898 shares                           6,119,823     7,171,499
                                                                   ------------  ------------
                                                                     $6,549,109    $7,588,348
                                                                   ============  ============

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                      Schedule of Reportable Transactions

                          Year ended December 31, 1996


                                                                                                                  CURRENT
                                                                                                 EXPENSE          VALUE OF
                                   DESCRIPTION OF ASSET (INCLUDING                              INCURRED     COST  ASSET ON    NET
                                   INTEREST RATE AND MATURITY IN   PURCHASE  SELLING   LEASE      WITH        OF  TRANSACTION  GAIN
IDENTITY OF PARTY INVOLVED            CASE OF A LOAN)                PRICE    PRICE    RENTAL   TRANSACTION  ASSET   DATE     (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category i) A
transaction with
respect to any plan
asset involving an
amount in excess of
5% of the current
value of the Plan
assets:
   Comerica Bank                  998,175 units of Short-Term
                                  Investment Fund                  $ 1.00                                   $998,175  $998,175  $-
                                  499,088 units of Short-Term
                                  Investment Fund                    1.00                                    499,088   499,088   -
                                  499,088 units of Short-Term
                                  Investment Fund                          $1.00                             499,088   499,088   -
                                  499,486 units of Short-Term
                                  Investment Fund                           1.00                             499,486   499,486   -
Fund American
Enterprises
Holdings, Inc.                    6,567 shares of Common Stock      76.00                                    499,486   499,486   -

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                Schedule of Reportable Transactions (continued)




                                                                                                             CURRENT
                                                                                        EXPENSE              VALUE OF
                             DESCRIPTION OF ASSET (INCLUDING                            INCURRED      COST   ASSET ON          NET
                              INTEREST RATE AND MATURITY IN   PURCHASE  SELLING  LEASE     WITH        OF   TRANSACTION        GAIN
IDENTITY OF PARTY INVOLVED           CASE OF A LOAN)            PRICE    PRICE  RENTAL TRANSACTION    ASSET     DATE          (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category iii) A series of
transactions involving
securities of the same
issue which, when
aggregated, involve an
amount in excess of 5% of
the current value of plan
assets:
   Comerica Bank              Short-Term Investment Fund:
                              26 purchases                                                           $1,943,174 $1,943,174    $   -
                              20 sales                                                                1,969,197  1,969,197        -

 Fund American Enterprises    Common Stock:
 Holdings, Inc.               6 purchases                                                               897,987    897,987        -
                              15 sales                                                                  358,345    368,316   21,628

There were no category ii) or iv) reportable transactions.


12